Exhibit 99.3

Form 51-102F3
Material Change Report

1.	Name and Address of Company

Titan Trading Analytics Inc.
#120, 4445 Calgary Trail
Edmonton, AB  T6H 5R7

2.	Date of Material Change

October 19, 2009

3.	News Release

October 19, 2009 via Marketwire

4.	Summary of Material Change

Titan Trading Analytics Inc. (the “Corporation”) closed a non-brokered private placement of units (“Units”) which raised CDN$1,389,000.

5.	Full Description of Material Change

Titan Trading Analytics Inc. (the “Corporation”) closed a non-brokered private placement of units (“Units”) which raised CDN$1,389,000.  The Corporation will issue 5,556,000 Units at CDN$0.25 per Unit.  Each Unit consists of one common share (“Common Share”) and one-half of one common share purchase warrant (a “Warrant”).  Each whole Warrant is exercisable into one Common Share at a price of CDN$0.375 per Common Share during the first year following the date of closing and at CDN$0.50 per Common Share during the subsequent year and will expire October 15, 2011.  The Corporation paid a total of CDN$5,850 in finder’s fees to arm’s length parties.

The Common Shares and Warrants comprising the Units and the Common Shares issuable upon exercise of the Warrants are subject to a four (4) month restricted period which expires on February 16, 2010.  Closing of the private placement is subject to TSX Venture Exchange approval.

The proceeds of the private placement will be used to enhance marketing and training programs, software development and for working capital.

6.	Reliance of subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

Kenneth Powell, CEO
Phone 780 438 1239

9.	Date of Report

October 21, 2009